Contact

www.linkedin.com/in/bill-moses (LinkedIn)
en.wikipedia.org/wiki/William_Moses_(businessman) (Other)
flyingembers.com/ (Company)
twitter.com/BillMosesOjai (Other)

Top Skills

Public Speaking
Leadership
Mergers & Acquisitions

Honors-Awards

Ellis Island Medal of Honor
Honorary Chair, Cable Positive

Bill Moses

Bill Moses. Founder & CEO, Fermented Sciences, (Flying Embers) - CoFounder, Former CEO Kevita (acquired by PepsiCo)
Ojai

Summary

Bill Moses is an influential leader, proven innovator, and inspiring mentor in the beverage industry.. He is the Founder & CEO of Fermented Sciences Inc.(FSI), steering the helm of a cutting-edge, innovation lab that's transforming the alcohol industry with “better-for-you” products. Flying Embers, a hand-crafted, hard beverage brand platform, sprung from Bill's cutting edge work at Fermented Sciences Inc. He is currently the Founder and CEO of Flying Embers Alcohol Beverages, as well.

Launched in 2018, Flying Embers has developed a leading portfolio of great-tasting fermented botanical brews with certified organic ingredients and functional benefits. Under Bill's leadership, the company set out to create both a conscious movement and platform that gives consumers better wellness choices, even when it comes to alcohol. Since its inception, Flying Embers has expanded its product selection, scaled to over 120 distributors across the United States, and positioned the brand to successfully disrupt the $600+ billion global beer market.

Prior to Fermented Sciences Inc. and Flying Embers, Bill was the Co-Founder, former Chairman, and CEO of KeVita Probiotic Drinks, a high-growth beverage brand acquired by PepsiCo Inc. in Dec. 2016. Launched in 2010, Bill helped the brand achieve epic results, growing KeVita from a small California brand to an international leader sold in 20,000+ retail locations across North America. Prior, he established CASA BARRANCA Organic Winery, California's Central Coast first USDA certified organic winery and vineyard in 2001

Bill's financial acumen and decisive judgment in an ever-changing consumer product goods landscape, has his leadership sought out by the leading competitive players and brand disruptors.

An established brand-builder, Bill serves as a strategic advisor, principal shareholder, and board member of Wilde Brands, paleo protein chip snack, Koia Plant-Based Protein Drink, and Executive Chairman of Iconic Protein Beverage.

Bill's innate competitive spirit, drive, and focus can be accredited to the roles that afforded him opportunities to excel early in his career. Having accrued over 25 years of business and finance experience, Moses' career began at Bear Stearns, Inc. He served as a Partner of Axiom Partners, LTD. a New York investment banking & brokerage firm. He was co-founder and CEO of Recovery Television Network & RNetHealth.com, which sold to Liberty Media. He is an Ellis Island Congressional Medal of Honor recipient and served as Honorary Chair of Cable Positive, the telecom's industry's AIDS-action NGO.

Experience

Flying Embers
Founder & CEO
February 2018 - Present (4 years 3 months)
Ventura, California, United States

Flying Embers Better-For-You Alcohol Beverages is a hand-crafted, hard beverage brand based in Ventura, California that develops great-tasting botanical brews with functional benefits.

FERMENTED SCIENCES, INC.(FSI)
Founder & Principal
September 2016 - Present (5 years 8 months)
Ventura, California, United States

Fermented Sciences Inc. (FSI), is a cutting-edge, specialized R+D innovation lab that develops and launches innovative fermented beverage brands to transform the alcohol industry with “better-for-you” products.

ICONIC Protein
Director, Principal Shareholder & Strategic Advisor
September 2017 - Present (4 years 8 months)

Koia
Board Member & Strategic Advisor
July 2017 - Present (4 years 10 months)

Wilde Brands
Member Board of Directors & Strategic Advisor
November 2017 - Present (4 years 6 months)

Whipstitch Capital
Senior Operating and Strategic Advisor.
March 2017 - Present (5 years 2 months)

CASA BARRANCA Organic Winery
Founder
July 2001 - Present (20 years 10 months)
Ojai, CA

World Business Academy
Member Board Of Directors
March 2017 - Present (5 years 2 months)

The World Business Academy is a nonprofit think tank and action incubator that explores the role of business in relation to critical moral, environmental, and social issues of our time

Vive Organic
Board Observer & Strategic Advisor
October 2018 - July 2021 (2 years 10 months)

Disruptive Brands, LLC
Founder
January 2018 - December 2018 (1 year)

Disruptive Brands is an independent, boutique consultancy, aim at investing in and advising innovative emerging brands across the (CPG) consumer packaged goods spectrum.

KeVita
Co-Founder, Chairman & CEO
August 2009 - December 2016 (7 years 5 months)

Education

University of Virginia
Bachelor of Arts - BA, Double Major, Psychology & Biology · (1985)

Institut Américain Universitaire (IAU), Aix-en-Provence, France

Viticulture, Enology and Winery Technology · (1985)